September 26, 2007

Mail Stop 4563

By U.S. Mail and facsimile to (415)986-0729

Thomas S. Wu
Chief Executive Officer
UCBH Holdings, Inc.
555 Montgomery Street
San Francisco, CA 94111

> **Re: UCBH Holdings, Inc.**
> **Definitive 14A**
> **Filed April 16, 2007**
> **File No. 00-24947**

Dear Mr. Wu:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Committee, page 8

1. It appears that the Board retains a significant amount of authority to give final approval for compensation awards. Revise your disclosure, either in this section or in the Compensation Discussion and Analysis, to clarify the role of the Committee in setting compensation and to discuss those elements of the compensation process which the Board has retained the ultimate approval authority. Please refer to Item 407(e)(3)(i) of Regulation S-K.

2. You disclose, on page 11, that the Committee retained Watson Wyatt as a consultant during 2007. Please clarify whether the Committee retained any consultants which assisted in evaluating performance or structuring compensation during 2006. Please discuss the scope of the engagement by the Committee of Watson Wyatt, including the services provided by Watson Wyatt. Also, disclose any instructions provided by the Committee to Watson Wyatt as part of the engagement. Please refer to Item 407(e)(3)(iii) of Regulation S-K.

Compensation Discussion and Analysis, page 12

3. You provide a brief description of your compensation program for the named executive officers, including reference to your evaluation of peer compensation as well as performance measurements that you considered. However, you do not provide any analysis of how the Committee applied your compensation philosophy in making compensation decisions for 2006. Also, it appears that the Committee has a significant amount of discretion to set the amount of any compensation under the bonus program which represents the main cash incentive payment available to the executive officers. Please discuss and analyze the compensation decisions made by the Committee during the relevant period. For example, discuss the specific factors, including corporate performance and individual performance, the Committee considered in setting the bonus amount for each executive officer, including a discussion of how specific factors affected the award that you ultimately granted. Please refer to Item 402(b)(1)(v) and Item 402(b)(2)(vi) and 402(b)(2)(vii) of Regulation S-K.

4. Please disclose and specifically address the performance targets which the Committee uses to determine the performance based portion of your compensation program. In particular, please disclose the targets used to determine performance award under the cash incentive and share award programs, both for the year discussed and any changes to the targets for the following year determined during the Committee's first quarter meetings. Furthermore, please discuss the specific items of company performance, such as those relating to earnings per share, return on average shareholders' equity, and other operational and strategic objectives and how your incentive awards are specifically structured around such performance goals.   For example, disclose the performance

necessary to reach the target performance threshold necessary to allow cash
bonuses to be paid, the target amount necessary to reach the target bonus amount
and the performance which would be necessary to allow for the maximum
business performance adjustment. Please note that qualitative goals generally
need to be presented to conform to the requirements of 402(b)(1)(v) and
402(b)(2)(v). If you did not disclose specific targets, because you determined that
disclosure would cause competitive harm to UCBH and the targets were therefore
confidential, supplementally provide the staff with your analysis supporting your
determination that the targets were confidential because their disclosure would
expose UCBH to competitive harm. Also, for any targets that you excluded
because of their confidential nature, provide the discussion required by Instruction
4 to Item 402(b) of Regulation S-K. In discussing how difficult it will be for the
executive or how likely it will be for the registrant to achieve the target levels or
other factors, provide as much detail as necessary without providing information
that poses a reasonable risk of competitive harm.

5. Please discuss and explain the reason for any material differences in
compensation policies with respect to individual named executive officers. Refer
to Section II.B.1 of Commission Release No. 33-8732A. There appear to be
significant disparities in the compensation awarded to Mr. Thomas Wu and the
other Named Executives. Please provide a detailed discussion of how and why
the compensation of your CEO differs from the other named executives, including
his larger equity payout and the relative size of his bonus. If policies or decisions
relating to a named executive officer are materially different than the other
officers, please discuss this on an individualized basis.

6. Please discuss how the Committee uses the peer group information in setting
compensation amounts. In particular, please discuss specifically how the results
of the peer compensation analysis informed and affected the Committees
compensation awards in the relevant period. Please refer to Item 402(b)(1)(v) and
Item 402(b)(2)(xiv) of Regulation S-K. Also, please explain what you mean by
"near median" for base salary and "evaluation of market levels of peer group" for
bonus. Clarify any specific targets for each element of compensation that you
benchmark. Also, discuss whether the actual relationship between your
compensation and peer compensation differs from the targeted relationship.

CEO Compensation, page 16

7. Please disclose how the Committee determined the appropriate amounts to be
paid under this agreement, including the guaranteed salary and the amounts
payable upon termination. Please refer to Item 402(b)(1)(iv, v and vi) of
Regulation S-K.

Outstanding Equity Awards at Fiscal Year End, page 21

8. Add a footnote to disclose the vesting dates of the options. Please refer to Instruction 2 to Item 402(f)(2) of Regulation S-K.

Change in Control Agreements, page 23

9. Revise this section, or the Compensation Discussion and Analysis, to describe and explain you determined how the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits under the employment and severance agreements and change of control agreements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

10. Please discuss any provisions which would give rise to payments to the named executives in the event that their employment was terminated for reasons other than a change in control and quantify the value of any benefits. For example, please discuss the impact of a not-for cause termination of the executive officers, the effect of resignation or death or disability and any payments that might be required. Please refer to Item 402(j) of Regulation S-K.

Non-Employee Director Compensation, page 35

11. For each director, disclose by footnote to the stock and option awards columns of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

12. Disclose the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end held by each of those directors, as required in the Instruction to Item 402(k)(2)(iii) and (iv).

Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3419 with any questions.

Sincerely,

Christian N. Windsor
Special Counsel

CC: Dennis Lee
        SVP, Corporate Counsel